FOR IMMEDIATE RELEASE

Tembec announces resignation of a Director

Montreal, Quebec, March 16, 2007 – Tembec announced today that Mrs. Mary Theresa McLeod has resigned from the Company’s Board of Directors for personal reasons. Mrs. McLeod has been a Director since January 2003.

“Mrs. McLeod has been a valued member of Tembec’s Board of Directors,” said Guy Dufresne, Chairman of the Board. “We are grateful for the professional advice and counsel she provided to Tembec during her tenure as a Director, and we wish her the very best in the future.”

Tembec is a large, diversified and integrated forest products company. With operations principally located in North America and in France, the Company employs approximately 9,000 people. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

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Information:	Pierre Brien
Vice President, Communications and Public Affairs
Tel: 819-627-4387